Filed Pursuant to Rule 433

Registration No. 333-233483

July 30, 2020

Depositary Shares, Each Representing a 1/1,000th Interest in a
Share of Series R Non-Cumulative Perpetual Preferred Stock
Term Sheet
July 30, 2020
Issuer: ................................................	Truist Financial Corporation (Ticker: TFC)
Security: ............................................	Depositary shares, each representing a 1/1,000th
interest in a share of Series R Non-Cumulative
Perpetual Preferred Stock (the "Preferred Stock")
Size:...................................................	$925,000,000 (37,000,000 depositary shares)
Maturity:............................................	Perpetual
Expected Ratings*: ...........................	Baa2 (stable) / BBB- (stable) / BBB (negative) /
BBBH (stable) (Moody's / S&P / Fitch / DBRS)
Liquidation Preference of Preferred	$25,000 per share (equivalent to $25 per depositary
Stock: ................................................	share)
Dividend Rate (Non-Cumulative):....	At a rate per annum equal to 4.75%
Dividend Payment Dates:..................	The 1st day of March, June, September and
December of each year, commencing on December 1,
2020 (long first dividend period).
Optional Redemption: .......................	The Preferred Stock is perpetual and has no maturity
date.

On September 1, 2025, or on any Dividend Payment Date thereafter, the Preferred Stock may be redeemed at the Issuer's option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

In addition, the Preferred Stock may be redeemed at any time at the Issuer's option, in whole, but not in part, within 90 days following a "regulatory capital

Trade Date:........................................

Settlement Date / Date of Original

Issuance:............................................

Public Offering Price: ........................

Net Proceeds (before expenses) to

Issuer: .................................................

Listing: ..............................................

Joint Book-Running Managers: ........

Co-Managers:....................................

CUSIP/ISIN: ......................................

treatment event," as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Neither holders of Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the depositary shares or the Preferred Stock.

Redemption of the Preferred Stock is subject to the Issuer's receipt of any required prior approval from Board of Governors of the Federal Reserve (the "Federal Reserve") and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve specifically applicable to the redemption of the Preferred Stock.

July 30, 2020

August 3, 2020 (T+2)

$25.00 per depositary share

$905,232,026.39

The Issuer intends to apply to list the depositary shares on the New York Stock Exchange under the symbol "TFC.PR."

BB&T Capital Markets, a division of BB&T Securities, LLC

BofA Securities, Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Keefe, Bruyette & Woods, Inc.

Raymond James & Associates, Inc.

89832Q 695 / US89832Q6952

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Concurrent MTN Offering: Concurrently with this offering, on July 30, 2020, we priced an offering of

$750,000,000 aggregate principal amount of 1.125% Senior Notes due August 3, 2027 in a medium term notes offering pursuant to a prospectus, dated September 6, 2019, as supplemented by a prospectus supplement dated September 9, 2019 and as further supplemented by a pricing supplement dated July 30, 2020 (the "MTN Offering") for net proceeds (before expenses) of approximately $747.7 million. The completion of this offering is not conditioned on the completion of the MTN Offering.

The underwriters expect to deliver the securities to purchasers on or about August 3, 2020, which will be the second business day following the date of pricing of the securities (such settlement cycle being herein referred to as "T + 2"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the second business day before the delivery of the securities will be required, by virtue of the fact that the securities initially will settle in T + 2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to trade the securities prior to the second business day before the delivery of the securities should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the Issuer. The Issuer has filed a registration statement, including a prospectus, with the Securities Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at 1-844-499-2713, BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.